UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Taboola.com Ltd.

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

M8744T106

(CUSIP Number)

Ofira Kadmor

Senior VP Finance
Pitango Venture Capital
11 HaMenofim St. Bldg. B
Herzliya 4672562, Israel
Tel +972-9-971-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8744T106	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Pitango Venture Capital Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,746,734
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,746,734
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,746,734
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	This percentage is calculated based on 231,640,546 Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer’s financial statements as of, and for the three and nine months ended, September 30, 2021, appended as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2021.

CUSIP No. M8744T106	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Pitango Venture Capital Fund VI-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,384,470
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,384,470
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,384,470
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	The percentage is calculated based on 231,640,546 Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer’s financial statements as of, and for the three and nine months ended, September 30, 2021, appended as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2021.

CUSIP No. M8744T106	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Pitango Venture Capital Principals Fund VI L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 256,444
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 256,444
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,444
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	The percentage is calculated based on 231,640,546 Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer’s financial statements as of, and for the three and nine months ended, September 30, 2021, appended as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2021.

CUSIP No. M8744T106	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Pitango V.C. Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 12,387,648 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 12,387,648 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,387,648 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Consists of 12,387,648 ordinary shares, held, in the aggregate, by Pitango Venture Capital Fund VI, L.P., Pitango Venture Capital Fund VI-A, L.P. and Pitango Venture Capital Principals Fund VI L.P., for each of which the Reporting Person serves as sole general partner and therefore possesses shared voting and dispositive power with respect to the shares held thereby.

(2)	The percentage is calculated based on 231,640,546 Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer’s financial statements as of, and for the three and nine months ended, September 30, 2021, appended as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2021.

Item 1.

(a)	Name of Issuer Taboola.Com Ltd.

(b)	Address of Issuer’s Principal Executive Offices 16 Madison Square West 7th Floor, New York, NY 10010

Item 2.

(a)

Name of Person Filing:

The following entities are filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”): are referred to herein collectively as the

(i) Pitango Venture Capital Fund VI, L.P.

(ii) Pitango Venture Capital Fund VI-A, L.P.

(iii) Pitango Venture Capital Principals Fund VI, L.P.; and

(iii) Pitango V.C. Fund VI, L.P. (“Pitango GP”).

Collectively, the entities identified in the foregoing clauses (i)-(iii) are referred to herein as the “Pitango Investing Entities”, and, together with Pitango GP., as the “Pitango Reporting Persons”.

The Pitango Investing Entities directly hold the ordinary shares (as defined in Item 2(d) below) that are reported in this Statement. Pitango GP serves as the sole general partner for each of the Pitango Investing Entities, and, consequently, possesses shared voting and dispositive power with respect to all such Ordinary shares that are held by the Pitango Investing Entities.

The partners of Pitango GP are six private companies that are each owned by one of the following individuals - Isaac Hillel, Rami Kalish, Aaron Mankovski, Chemi Peres, Rami Beracha and Zeev Binman (the “Pitango Principals”). The Pitango Principals may therefore be deemed to possess shared voting and dispositive power with respect to all ordinary shares held by the Pitango Investing Entities.

(b)	Address of the Principal Office or, if none, residence The principal business office of each of the Pitango Reporting Persons is: 11 HaMenofim St., Building B, Herzliya, 4672562, Israel

(c)	Citizenship Please see row 4 of the cover pages of the respective Pitango Reporting Persons.

(d)	Title of Class of Securities Ordinary shares, no par value (“ordinary shares”)

(e)	CUSIP Number M8744T106

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Please see row 9 of the cover pages of the respective Pitango Reporting Persons.

(b)	Percent of class: Please see row 11 of the cover pages of the respective Pitango Reporting Persons. The percentages appearing on the cover pages of the respective Pitango Reporting Persons (and in the last paragraph of this Item 4 below) are calculated based on 231,640,546 Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer’s financial statements as of, and for the three and nine months ended, September 30, 2021, appended as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2021.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: Please see row 5 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.

	(ii)	Shared power to vote or to direct the vote: Please see row 6 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.

	(iii)	Sole power to dispose or to direct the disposition of: Please see row 7 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.

	(iv)	Shared power to dispose or to direct the disposition of: Please see row 8 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.

The Pitango Principals possess shared voting and dispositive power with respect to all ordinary shares held by the Pitango Investing Entities (and beneficially owned by the Pitango Reporting Persons), in the aggregate, and may therefore be deemed to beneficially own an aggregate of 12,387,648 ordinary shares, constituting 5.3% of the issued and outstanding ordinary shares. Each of the Pitango Principals disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5)

Not applicable.

Item 10.  Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PITANGO VENTURE CAPITAL FUND VI, L.P.

By: Pitango V.C. Fund VI, L.P., its General Partner
By: Pitango G.P. Capital Holdings Ltd., its general partner

By:	/s/ Zeev Binman
Name: Zeev Binman
Title: Managing Director

By:	/s/ Chemi Peres
Name: Chemi Peres
Title: Managing Director

Date: February 14, 2022

PITANGO VENTURE CAPITAL FUND VI-A, L.P.

By: Pitango V.C. Fund VI, L.P., its General Partner
By: Pitango G.P. Capital Holdings Ltd., its general partner

By:	/s/ Zeev Binman
Name: Zeev Binman
Title: Managing Director

By:	/s/ Chemi Peres
Name: Chemi Peres
Title: Managing Director

Date: February 14, 2022

PITANGO VENTURE CAPITAL PRINCIPALS FUND VI, L.P.

By: Pitango V.C. Fund VI, L.P., its General Partner
By: Pitango G.P. Capital Holdings Ltd., its general partner

By:	/s/ Zeev Binman
Name: Zeev Binman
Title: Managing Director

By:	/s/ Chemi Peres
Name: Chemi Peres
Title: Managing Director

Date: February 14, 2022

PITANGO V.C. FUND VI, L.P.

By: Pitango G.P. Capital Holdings Ltd., its general partner

By:	/s/ Zeev Binman
Name: Zeev Binman
Title: Managing Director

By:	/s/ Chemi Peres
Name: Chemi Peres
Title: Managing Director

Date: February 14, 2022